UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d -1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d -2(a)

(Amendment No. 6)*

CHINA BIOLOGIC PRODUCTS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

16938C106
(CUSIP Number)

18th Floor, Jialong International Building, 19 Chaoyang Park Road
Chaoyang District, Beijing 100125
People's Republic of China
(+86) 10-6598-3111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

CUSIP No. 16938C106	13D	Page 2 of 5 pages

1.	NAMES OF REPORTING PERSONS Lin Ling Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 16938C106	13D	Page 3 of 5 pages

     This Amendment No. 6 (this “Amendment”) to Schedule 13D amends the previous Schedule 13D filed by the Reporting Person with the SEC on September 13, 2007, as amended by Amendment No. 1 filed with the SEC on June 25, 2010, as amended by Amendment No. 2 filed with the SEC on September 3, 2010, as amended by Amendment No. 3 filed with the SEC on December 14, 2010, as amended by Amendment No. 4 filed with the SEC on March 19, 2012, as amended by Amendment No. 5 filed with the SEC on May 1, 2013 (collectively as amended, the “Original 13D”), relating to the Common Stock of China Biologic Products, Inc., a Delaware corporation (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Original 13D is unchanged and has been omitted from this Amendment No. 6. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

ITEM 2. Identity and Background.

Item 2(c) is hereby amended as follows:

     (c) Ms. Li is a shareholder and director of Happy Will Industrial Limited which is incorporated under laws of Hong Kong and principally engages in investment. The business address of Happy Will Industrial Limited is Room 1105, Lippo Center, Tower 2, 89 Queensway, Admiralty, Hong Kong.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

     The disclosure contained in Item 4 is hereby incorporated herein by reference.

ITEM 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

     On August 2, 2013, the Reporting Person and her husband entered into a redemption agreement with the Issuer (the “Redemption Agreement”), providing for the sale of all of the Reporting Person’s shares of Common Stock to the Issuer in exchange for cash payment (the “Sale”). Pursuant to the Redemption Agreement, at the effective time of the Sale, the Issuer has agreed to repurchase all 1,479,704 shares of Common Stock (the “Redeemed Shares”) held by the Reporting Person for an aggregate purchase price of US$29,594,080 (the “Redemption Price”).

     At the closing of the redemption, US$11,837,632 out of the Redemption Price will be paid to the representative of the plaintiffs of certain pending lawsuit filed in the High Court of Hong Kong (the “HK Lawsuit”) against the Reporting Person, her husband and certain other defendants to settle the title dispute between such plaintiffs and the Reporting Person and her husband in respect of the Redeemed Shares.

CUSIP No. 16938C106	13D	Page 4 of 5 pages

     The description of the Redemption Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, filed as an exhibit hereto and incorporated by reference herein.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

     The disclosure contained in Item 4 is hereby incorporated herein by reference.

     As of August 2, 2013, the Reporting Person ceased to be the beneficial owner of any shares of the Issuer’s Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

     The disclosure contained in Item 4 is hereby incorporated herein by reference.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit 10	Redemption Agreement, dated August 2, 2013, among the Issuer, Ms. Lin Ling Li and Mr. Ze Qin Lin.

CUSIP No. 16938C106	13D	Page 5 of 5 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2013

LIN LING LI

By: /s/ Lin Ling Li
Name: Lin Ling Li